FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of March, 2003

Commission File Number 1-11080

                       THE ICA CORPORATION HOLDING COMPANY
                 (Translation of registrant's name into English)

                                Mineria No. #145
                                11800 Mexico D.F.
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F...X.... Form 40-F........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ________

FOR IMMEDIATE RELEASE


      Schlumberger Consortium with ICA Fluor Daniel Awarded a $500 Million
                 Integrated Oilfield Services Contract by PEMEX

         Development Planned for Chicontepec Reservoir to Focus on Gas,
                             Light and Heavier Oil

HOUSTON, March 13, 2003--Schlumberger Oilfield Services in partnership with ICA Fluor Daniel today announced it has been awarded an unprecedented integrated oilfield services contract for the Chicontepec reservoir, the largest ever awarded in Mexico. The $500-million contract to recover gas, light and heavier oil in the reservoir spans four years.

The consortium will undertake field studies, drilling, well completion and intervention services, surface infrastructure, and production facilities development in the Chicontepec onshore oil field for PEMEX Exploration and Production (PEMEX E&P), a subsidiary of the Mexican state-owned petroleum company. The field is located 250KM northeast of Mexico City in the states of Veracruz and Puebla. Representing one of Mexico's largest proven reserves, the Chicontepec area is formed by a paleochannel reservoir discovered in 1925.

"This contract builds upon numerous successful projects in Mexico, and strengthens our business alliance in the country," said Jose Magela Bernades, Mexico GeoMarket manager, Schlumberger Oilfield Services. "For the first time a service company will directly collaborate with PEMEX on the field development plan under an integrated service concept. Our strategic alliance with ICA Fluor Daniel brings together companies with complementary technical skills and international relationships."

The initial stage of large-scale development planned for the Chicontepec field will comprise a field study of several blocks, drilling 200 wells and completion of 50 additional wells. This phase also includes optimization of production facilities installed around the reservoir; reduction of operations and maintenance costs; integration of production installations using reservoir energy efficiency; construction of multiwell drilling pads; use of recycled gas for pneumatic pumps; and minimizing environmental impact. New field studies also will be conducted where PEMEX wants to further develop the Chicontepec field.

The consortium will complete and fracture 250 wells, and establish the production regime and injection strategies. The contract also includes providing manned rigs, all associated surface facilities and required infrastructure, such as pipelines, compression and storage.


                                     -more-

       Schlumberger Consortium Awarded $500 Million Integrated Oilfield Services
                                                       Contract by PEMEX, page 2

About the Organizations

ICA Fluor Daniel, the Mexico-based partnership of Fluor Corporation and Empresas ICA Sociedad Controladora, is the leading industrial engineering company in Mexico, dedicated to the engineering, procurement, and construction of oil and gas, refinery, petrochemical and chemical, power generation, telecommunication and automotive facilities, among other industrial sectors. Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA's principal business units include civil and industrial construction. Through its subsidiaries, ICA also manages airports and operates specialized port terminals, tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights.

Fluor Corporation (NYSE:FLR) provides services on a global basis in the fields of engineering, procurement, construction, operations, and maintenance and project management. Headquartered in Aliso Viejo, Calif., Fluor is a Fortune 500 company with revenues of $10 billion in fiscal year 2002. For more information, visit www.fluor.com.

Schlumberger Oilfield Services, the largest oilfield services company in the world, is the leading supplier of technology services and solutions to the international petroleum industry. With operations in more than 100 countries, Schlumberger Oilfield Services is one of two business segments of Schlumberger Limited, a global technology services company spanning the oil and gas, telecommunication, utilities, finance, transport and public sector markets. In 2002, Schlumberger revenue was $13.5 billion. For more information visit http://www.slb.com.

                                       ###


Contact   Susan Ganz
          Media Relations Manager
          Schlumberger Oilfield Services
          Tel: 713-513-2480 or 281-285-8245
          E-mail: sganz1@slb.com

          Lori D. Serrato
          Media Relations
          Fluor Corporation
          Tel: 949- 349-7420
          E-mail: Lori.Serrato@Fluor.com

          Jorge Perez Grovas
          ICA Fluor Daniel
          Tel: +52-55 -5061-7130
          E-mail: Jorge.PerezGrovas@icafd.com.mx

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2003


                                             Empresas ICA Sociedad Controladora,
                                              S.A. de C.V.

                                              /s/ JOSE LUIS GUERRERO
                                             -------------------------------
                                             Name: Dr. Jose Luis Guerrero
                                             Title: Vice President, Finance